Response to Item 77C

Special Meeting of Shareholders of Eaton Vance Global
Growth Fund (the "Fund")

The Fund held a Special Meeting of Shareholders on
October 8, 2010 to approve an Agreement and Plan of Reorganization (the "Plan") to convert shares of the Fund into corresponding shares of Eaton Vance Multi-Cap
Growth Fund (the "Multi-Cap Fund"). The Plan provides for the transfer of all of the assets and liabilities of the Fund to the Multi-Cap Fund in exchange for corresponding shares of the Multi-Cap Fund.
The following action was taken by the shareholders:

				          	     Number of
Shares
			        For		  Against
		   Abstain__
			1,665,847.875		 32,635.012
	 	 27,704.105